November 3, 2022
Re: Tender Offer from Alternative Liquidity Index LP
Dear Strategic Realty Trust Stockholder:
On October 21, 2022, Alternative Liquidity Index LP (“ALI”) initiated an offer to purchase up to 1,050,000 shares of common stock of Strategic Realty Trust, Inc. (“Strategic Realty Trust”) at a price of $0.75 per share. You should be aware that Strategic Realty Trust is not in any way affiliated with ALI.
The Board of Directors has evaluated the terms of the Offer and unanimously recommends that you reject the Offer and not tender your shares. We believe that the Offer is substantially below the current value of your shares. To reject the Offer you do not need to take any action and may disregard any information regarding the Offer.
The Board’s recommendation was reached after consulting with our management and our outside advisors. The enclosed document is a copy of the Company’s response to ALI’s tender offer. The Company’s response provides additional information, including a description of the reasons for our recommendation against this tender offer. Please take time to read it before making a decision. As detailed in the Company’s response, among the reasons why we believe the Offer price substantially undervalues your shares are the following:
•The Company reviewed certain indications of value for the Company’s portfolio, including preliminary appraisals as of January 31, 2022, received from an independent third party valuation firm in connection with information received from the Company’s external advisor and management regarding their view of the current range in the value of the Company’s portfolio based on the current real estate market where the properties are located and changes since January 2022.
•The Company’s GAAP book value per Share as of June 30, 2022 is $1.96. Book value may not necessarily be representative of the liquidation value of the Company and does not represent a fair value of the Company’s shares.
•ALI is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Company’s shares. The Offer indicates that in establishing the purchase price of $0.75 per Share, ALI is motivated to establish the lowest price that might be acceptable to stockholders.
•The Offer indicates that ALI has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion regarding the value of the Company’s shares.
In short, because we have suspended our share redemption program, the bidders are attempting to exploit the illiquidity of your shares by buying them at a substantial discount. We realize that some investors may be in a hardship situation, and may need to sell their shares in the short term. However, we believe that you will ultimately enjoy a much better return on your investment if you do not tender in the Offer. The decision is up to each stockholder. We encourage you to consult with your financial advisor.
We appreciate your investment in Strategic Realty Trust. Should you have any questions about this tender offer or other matters, please call us at (312) 878-4860.
400 S. El Camino Real, Suite 1100
San Mateo, CA 94402
650-343-9300
SRTREIT.com

Sincerely yours,
Matthew Schreiber
Chief Executive Officer

550 W. Adams St., Suite 200
Chicago, IL 60661
312-878-4860
SRTREIT.com